FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Report on Form 6-K dated March 31, 2009

Magyar Telekom Plc.

(Translation of registrant’s name into English)

Budapest, 1013, Krisztina krt. 55, Hungary

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒   Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐   No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Investor Release	Magyar Telekom

IR contacts:	Position:	Telephone:	E-mail address:
Szabolcs Czenthe	Director, Capital markets and acquisitions	+36-1-458-0437	czenthe.szabolcs@telekom.hu
Krisztina Förhécz	Head of Investor Relations	+36-1-457-6029	forhecz.krisztina@telekom.hu
Linda László	IR manager	+36-1-457-6084	laszlo.linda@telekom.hu
Márton Peresztegi	IR manager	+36-1-458-7382	peresztegi.marton@telekom.hu

Magyar Telekom gives notice regarding a Hungarian Government investigation related to the ongoing internal investigation

Budapest — 31 March, 2009 — Magyar Telekom (Reuters: NYSE: MTA.N, BÉT: MTEL.BU and Bloomberg: NYSE: MTA US, BÉT: MTELEKOM HB) announces the initiation of an investigation by the Hungarian National Bureau of Investigation.

On March 28, 2009, the Hungarian National Bureau of Investigation (“NBI”) informed the Company that, based on a report received by it, it has begun a criminal investigation into alleged misappropriation of funds relating to payments made in connection with the Company’s ongoing internal investigation into certain contracts entered into by members of the Magyar Telekom group and related matters. The NBI has requested from the Company materials and information relating to such payments. The Company is cooperating with the NBI investigation.

The Company cannot predict the outcome or timing of the NBI investigation. The Company cannot predict the potential impact, if any, the NBI investigation may have on the Company or its financial statements; nor can the Company predict the impact, if any, the NBI investigation may have on its ongoing internal investigation or the other governmental investigations. As a result of the NBI investigation, the NBI could recommend that the Public Prosecutor seek criminal sanctions against individuals in connection with the payments being examined by the NBI.

In addition, as previously stated by the Company, the Company cannot predict when the internal investigation or any of the other ongoing governmental investigations will be concluded, what the final outcome of those investigations may be, or the impact, if any, they may have on its financial statements or results of operations. Government authorities could seek criminal or civil sanctions, including monetary penalties, against it or its affiliates, as well as additional changes to its business practices and compliance programs.

This investor news contains forward-looking statements. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements. These statements are based on current plans, estimates and projections, and therefore should not have undue reliance placed upon them. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events.

Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Such factors are described in, among other things, our Annual Report on Form 20-F for the year ended December 31, 2007 filed with the U.S. Securities and Exchange Commission.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Magyar Telekom Plc.
(Registrant)

By:
Szabolcs Czenthe
Director
Capital Markets and Acquisitons

Date: March 31, 2009